SECOND QUARTER REPORT June 30, 2004

Dear Shareholders:

We are pleased to present our financial results for the second quarter of 2004.

We had a strong second quarter. Our sales, operating income and earnings per share all increased in comparison to the second quarter of the prior year. The investments that were made over the past twelve months related to new product launches have positively impacted our second quarter results.

Sales increased 26% during the second quarter of 2004 compared to the second quarter of 2003. We launched many new programs during the quarter including the door panels for the BMW 1 series; a modular door latch for a number of Audi programs; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class.

Our North American average content per vehicle increased 42% to $218 in the second quarter of 2004 compared to $153 in the second quarter of the prior year. European average content per vehicle increased 8% to $95 in the second quarter of 2004 compared to $88 in the second quarter of the prior year. In addition to the programs mentioned above, new programs that contributed to these increases included our products on new vehicles that launched during the first quarter of 2004 and the second half of 2003 including the complete seats, instrument panel and headliner for the Chevrolet Equinox; the stow in floor seats for the Chrysler Minivan; the complete seats, overhead system and interior trim for the Ford Freestar and the Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon in North America; and the seats for the Volkswagen Caddy; the complete interior, excluding seats, for the BMW 6 Series and the cargo management system and other interior trim for the BMW X3 in Europe.

Increased raw material prices experienced during the second quarter are expected to remain for the remainder of 2004. We continue to streamline our cost base. Over the next year, we will continue to focus on engineering, both to reduce costs and to bring new exciting products and processes to market.

Additional financial and operating highlights are outlined in the attached Management's Discussion and Analysis of the Results of Operations and Financial Condition for the three and six month periods ended June 30, 2004.
/s/ Donald J. Walker	/s/ Michael E. McCarthy
Donald J. Walker President, Chief Executive Officer and Chairman	Michael E. McCarthy Executive Vice-President and Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR THE THREE AND SIX MONTH PERIODS ENDED JUNE 30, 2004

This Management's Discussion and Analysis of the Results of Operations and Financial Condition ("MD&A") for the three and six month periods ended June 30, 2004 was prepared as of August 3, 2004 and should be read in conjunction with the accompanying unaudited interim Consolidated Financial Statements for the three and six month periods ended June 30, 2004 and the audited Consolidated Financial Statements and MD&A of Intier Automotive Inc. (the "Company") for the year ended December 31, 2003, as included in the 2003 Annual Report to Shareholders. This Management's Discussion and Analysis discusses results of operations from continuing operations unless otherwise noted (see Note 5 "Discontinued Operations" in the accompanying June 30, 2004 unaudited interim Consolidated Financial Statements). All amounts in this MD&A are in U.S. dollars unless otherwise noted.

OVERVIEW

The Company is a global full service supplier of automotive interior and closure components, systems and modules whose principal products include interior systems, such as seating systems, cockpit systems, sidewall systems, cargo management systems and overhead, floor and acoustic systems and related components; and closure systems, including latching systems, glass moving systems, power sliding doors and liftgates, mid-door and tailgate modules, wiper systems and door modules. The Company directly supplies most of the major automobile manufacturers in the world.

The Company's operations consist of two business segments, Interior and Closure businesses, which are generally aligned on a product basis with the corresponding purchasing and engineering groups of the Company's customers. For the three month period ended June 30, 2004, the Company's Interior segment accounted for approximately 80% and 74% of the Company's consolidated sales and operating income, the Company's Closure segment accounted for approximately 20% and 25% of the Company's consolidated sales and operating income and Corporate income accounted for approximately 1% of the Company's consolidated operating income.

The following are the highlights of the Company's financial performance for the second quarter of 2004:
•	Total sales increased 26% to $1,409 million compared to $1,121 million for the second quarter of 2003.
•

Average dollar content on North American produced vehicles in the second quarter of 2004 increased by $65 to $218 as compared to $153 in the second quarter of 2003. Western European average dollar content per vehicle increased by $7  to $95  in the second quarter of 2004, compared to $88 in the second quarter of 2003. The growth in content in North America was primarily attributable to increased market penetration and the growth in Europe was primarily attributable to the strengthening of the euro and British Pound relative to the U.S. dollar.

•

New products launched during the second quarter of 2004 included, the door panels for the BMW 1 Series; a modular side door latch for a number of Audi programs; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class.

•

North American light vehicle production remained relatively unchanged at 4.2 million units and Western European vehicle production increased approximately 2% to 4.4 million units, compared to the second quarter of 2003.

•	Operating income increased by 70% to $67.9 million from $39.9 million in the second quarter of 2003.

Industry Risks and Trends

The following is a summary of some of the more significant risks and trends in the automotive industry that could affect the Company's financial results:
•

An economic downturn could reduce or eliminate the Company's profitability. The global automotive industry is cyclical and is sensitive to changes in economic conditions such as interest rates, consumer demand, commodity prices and international conflicts;

•	Increasing price reduction pressures from the Customer could reduce sales and profit margins;
•

The Company is under increasing pressure to absorb more costs related to product design and engineering and tooling as well as other items previously paid for directly by automobile manufacturers that could reduce profit margins;

•	Shift in market share among vehicles could have an adverse effect on the Company's sales and profit margins;
•	The Company's profitability is affected by movements of the U.S. dollar against the Canadian dollar, the British Pound, the euro and other currencies in which the Company generates revenues;
•

The Company is under increasing pressure to move operations to lower cost jurisdictions like Mexico, China and Eastern Europe. The impact to the Company could include higher costs associated with the impairment of redundant assets and labour in certain higher cost jurisdictions in which the Company currently carries on business, relocation and start-up costs, all of which would adversely impact profit in the short term; and

•

The Company's customers are increasingly requesting that each of their suppliers bear the cost of the repair and replacement of defective products which are either covered under automobile manufacturer's warranty or are the subject of a recall by the customer and which were improperly designed, manufactured or assembled by their suppliers. The Company is also subject to the risk of exposure to product liability claims in the event that the failure of the Company's products results in bodily injury and/or property damage.

RESULTS OF OPERATIONS

Impact of Foreign Currency Translation
	Three month periods ended June 30,			Six month periods ended June 30,

	2004	2003	Change	2004	2003	Change

1 Canadian dollar equals U.S. dollars	0.7352	0.7171	3%	0.7466	0.6895	8%
1 euro equals U.S. dollars	1.2055	1.1391	6%	1.2268	1.1059	11%
1 British Pound equals U.S. dollars	1.8068	1.6208	11%	1.8236	1.6114	13%

The Company's results are directly affected by the average exchange rate used to translate the results of its operations having a functional currency other than the U.S. dollar into U.S. dollars. The preceding table reflects the average foreign exchange rates between the primary currencies in which the Company conducts business and the Company's U.S. dollar reporting currency. These exchange rates have been used to translate the results of foreign operations into U.S. dollars. Throughout this MD&A, reference is made to the impact of foreign exchange on reported U.S. dollar amounts where relevant.

Three Month Periods Ended June 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Three month periods ended June 30,	2004	2003

Vehicle production volumes
North America	4.2	4.2
Europe	4.4	4.3

Average dollar content per vehicle
North America	$218	$153
Europe	$95	$88

Production sales - Interior Systems
North America	$683.8	$443.7
Europe	364.2	338.2
Production sales - Closure Systems	280.6	238.6

	1,328.6	1,020.5
Tooling and engineering sales	80.9	100.2

Total sales	$1,409.5	$1,120.7

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 54% to $683.8 million for the second quarter of 2004 compared to $443.7 million for the second quarter of 2003. This growth was primarily attributable to an increase in average dollar content per vehicle. The increase in average dollar content per vehicle was attributable to new products launched during the first half of 2004 including the complete seats, headliner and instrument panel for the Chevrolet Equinox; and the second and third row stow in floor seats for the DaimlerChrysler minivans and also to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu; and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe:  European production sales for the Interior business increased 8% to $364.2 million for the second quarter of 2004 compared to $338.2 million for the second quarter of 2003. This growth was primarily due to the strengthening of the euro and British Pound relative to the U.S. dollar. New products launched in the second quarter of 2004 including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class; and new products launched in the second half of 2003 also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased $42.0 million to $280.6 million for the second quarter of 2004 from $238.6 million for the second quarter of 2003. The increase in production sales is due to an increase in average dollar content per vehicle, which is primarily a result of the launch of a modular side door latch for a number of Audi programs in 2004 as well as other new products launched in 2003. Production sales for the Closure business have also been positively impacted by the strengthening of the euro and the Canadian dollar relative to the U.S. dollar.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the second quarter of 2004 decreased by $19.3 million to $80.9 million from $100.2 million for the second quarter of 2003 due to a lower number of new product launches during the second quarter of 2004 compared to the second quarter of 2003. Tooling and engineering sales decreased by $9.1 million to $74.6 million in the Interior business and decreased by $10.2 million to $6.3 million in the Closure business for the second quarter of 2004 compared to the second quarter of 2003.

Gross Margin
Three month periods ended June 30,	2004	2003

Gross margin	$180.3	$138.5

Gross margin as a percentage of total sales	12.8%	12.4%

Gross margin increased by $41.8 million to $180.3 million in the second quarter of 2004 compared to $138.5 million in the second quarter of 2003. As a percentage of total sales, gross margin increased to 12.8% for the second quarter of 2004 compared to 12.4% for the comparable quarter of 2003. This increase is a result of sales from new products launched during the first half of 2004 and the second half of 2003, lower costs associated with launch of new products and new facilities as compared to the second quarter of 2003, operating improvements at certain divisions, approximately $3 million of incremental investment tax credits as compared to the second quarter of 2003 and the strengthening of the British Pound, euro and Canadian dollar relative to the U.S. dollar. These increases have been partially offset by increased raw material prices and operating inefficiencies at a certain division.

Operating Income
Three month periods ended June 30,	2004	2003

Gross margin	$180.3	$138.5
Less:
Depreciation and amortization	27.2	24.4
Selling, general and administrative	66.1	56.8
Affiliation and social fees	19.1	17.4

Operating income	$67.9	$39.9

Depreciation and amortization as a percentage of total sales	1.9%	2.2%

Selling, general and administrative expenses as a percentage of total sales	4.7%	5.1%

Depreciation and amortization:  Depreciation and amortization expense increased by $2.8 million to $27.2 million for the second quarter of 2004 from $24.4 million for the second quarter of 2003. $3.3 million of the increase was due to additional depreciation expense as a result of the Company's continuing investment in capital equipment to support new programs and facilities and the strengthening of the Canadian dollar, euro, and British Pound relative to the U.S. dollar. This increase was partially offset by $0.5 million of lower depreciation expense relating to the closure of facilities in the first quarter of 2004.

Selling, general and administrative:  Selling, general and administrative ("SG&A") costs increased by $9.3 million to $66.1 million for the second quarter of 2004 from $56.8 million for the second quarter of 2003. $10.6 million of the increase in SG&A costs was primarily attributable to the incremental costs associated with the launch of new products and new facilities and the strengthening of the Canadian dollar, euro and British Pound relative to the U.S. dollar. This increase was partially offset by $1.3 million of lower SG&A costs resulting from the closure of facilities in the first quarter of 2004.

Affiliation and social fees:  The Company pays fees to Magna for certain rights provided under the terms of the Company's affiliation agreements and contributes a portion of its social commitment obligation under its Corporate Constitution pursuant to a social commitment agreement with Magna. These fees and social commitment contributions are based on the Company's sales and pretax profits. The fees and contributions to Magna expensed during the second quarter of 2004 were $19.1 million reflecting an increase of $1.7 million compared to $17.4 million expensed in the second quarter of 2003. The increase in fees is reflective of the increase in sales and pretax profits in the second quarter of 2004 compared to the second quarter of 2003.

Operating Income:
Three month periods ended June 30,	2004	2003

Interior Systems
North America	$53.5	$22.9
Europe	(3.6)	(0.5)
Closure Systems	17.0	17.1
Corporate	1.0	0.4

Operating income	$67.9	$39.9

Operating Income - Interior Systems:

North America:  Operating income for the North American Interior business increased by $30.6 million to $53.5 million for the second quarter of 2004 from $22.9 million. Operating income was positively impacted by $35.2 million primarily as a result of increased sales from new products launched, increased sales on certain high content programs, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices, a $5.8 million improvement in operating income at a previous underperforming division and $2.7 million of incremental investment tax credits. These increases have been partially offset by a $10.3 million increase in SG&A costs and affiliation fees associated with the growth in sales and by a $2.8 million increase in depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe:  Operating loss for the European Interior business increased $3.1 million to $3.6 million for the second quarter of 2004 from $0.5 million for the second quarter of 2003. The negative impact was primarily due to a $2.7 million operating income deterioration at one particular division due to lower sales and operating inefficiencies.

Operating Income - Closure Systems:

Operating income for the Closure business decreased by $0.1 million to $17.0 million for the second quarter of 2004 from $17.1 million for the second quarter of 2003. Operating income increased by $3.0 million as a result of operating income improvements at a previous underperforming division. This was offset by a $2.3 million increase in SG&A costs and affiliation fees associated with the increase in sales and by $0.8 million resulting from increased costs associated with the launch of new products, new facilities and raw materials offset by higher sales from new products.

Operating Income - Corporate: Operating income for corporate for the second quarter of 2004 was $1.0 million as compared to $0.4 million for the comparable period in the prior year.

Other Items

Three month periods ended June 30,	2004	2003

Operating income	$67.9	$39.9
Interest expense, net	0.6	0.5
Amortization of discount on Convertible Series Preferred Shares	1.6	3.0
Equity (income) loss	(0.3)	0.1

Income before income taxes and minority interest	66.0	36.3
Income taxes	27.9	16.3
Minority interest	0.1	0.3

Net income from continuing operations	38.0	19.7
Net loss from discontinued operations	-	0.3

Net income	38.0	19.4
Financing charge on Convertible Series Preferred Shares	1.4	0.2

Net income attributable to Class A Subordinate Voting and Class B Shares	$36.6	$19.2

Interest expense, net:  The Company's interest expense for the second quarter of 2004 increased $0.1 million to $0.6 million compared to $0.5 million for the second quarter of 2003, primarily due to charges on bank indebtedness and long-term debt balances and to lower interest income earned on cash balances.

Amortization of discount on Convertible Series Preferred Shares:  As part of the reorganization of the Company in August 2001, $225 million of Convertible Series Preferred Shares were issued to Magna. As a result, a $1.6 million charge relating to the Company's amortization of the discount on the Convertible Series Preferred Shares classified as debt was incurred during the second quarter of 2004 compared to $3.0 million in the second quarter of 2003. The decrease of amortization of discount on Convertible Series Preferred Shares is reflective of the Series 1 Convertible Preferred Shares being fully amortized at December 31, 2003.

Income taxes:  The effective tax rate on income before income taxes and minority interest was 42% for the second quarter of 2004 compared to 45% for the second quarter of 2003. Excluding the impact of losses not benefited, the non-deductible amortization of discount on Convertible Series Preferred Shares and a $3.1 million valuation allowance for future taxes recorded in the second quarter of 2004, the effective tax rate was approximately 33% for the second quarter of 2004 as compared to 32% for the second quarter of 2003.

Net income from continuing operations:  Net income from continuing operations for the second quarter of 2004 was $38.0 million as compared to $19.7 million for the second quarter of 2003. The increase was attributable to increased operating income resulting primarily from increased sales from new products launched during the first half of 2004 and the second half of 2003, increased sales on certain high content programs, lower costs associated with fewer launches of new products and new facilities, operating income improvements at certain underperforming divisions, incremental investment tax credits and lower amortization of discount on Convertible Series Preferred Shares. These increases were partially offset by increased raw material prices, increased SG&A costs and affiliation fees associated with the increase in sales, increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities, operating income deterioration at one particular division and increased income tax expense.

Net loss from discontinued operations:  Net loss from discontinued operations for the second quarter of 2003 relates to the sale of a manufacturing facility during the first quarter of 2004 formerly reported in the European Interior Systems segment. As required by the Canadian Institute of Chartered Accountants Handbook Section 3475 "Disposal of Long-Lived Assets and Discontinued Operations", the results of the discontinued operations have been segregated from the results of continuing operations. For the second quarter of 2003, the Company incurred a net loss from discontinued operations of $0.3 million on $11.5 million of sales. For the full year of 2003, the Company incurred a net loss from discontinued operations of $0.4 million on $47.5 million of sales.

Financing Charge:  The deduction from net income of dividends declared and paid on the Convertible Series Preferred Shares (net of return of capital) was $1.4 million for the second quarter of 2004 compared to $0.2 million for second quarter of 2003. The increase is a result of the dividend equity component of the Series 1 Convertible Preferred Shares being fully utilized.

Earnings Per Share
Three month periods ended June 30,	2004	2003

Earnings per Class A Subordinate Voting or Class B Share from continuing operations (U.S.$)
Basic	$0.74	$0.40
Diluted	$0.61	$0.36

Earnings per Class A Subordinate Voting or Class B Share (U.S.$)
Basic	$0.74	$0.40
Diluted	$0.61	$0.35

Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.6	48.4
Diluted	64.7	63.3

Diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations for the second quarter of 2004 was $0.61 compared to $0.36 for the second quarter of 2003. The increase in diluted earnings per Class A Subordinate Voting or Class B Share from continuing operations is a result of higher net income for the second quarter of 2004 compared to the second quarter of 2003. The impact of discontinued operations on diluted earnings per Class A Subordinate Voting or Class B Share for the second quarters of 2004 and 2003 was nil and a reduction of $0.01, respectively. The 2003 full year impact of discontinued operations on diluted earnings per share was a reduction of $0.01.

On June 22, 2004, Magna International Inc. ("Magna") exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Series 1 and Series 2 Convertible Preferred Shares are convertible by Magna at a fixed conversion price of $15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 Class A Subordinate Voting Shares of the Company.

During the second quarter of 2004, the Company issued 146,633 Class A Subordinate Voting Shares to the Intier Employee Equity and Profit Participation Program.

The remaining increase in the average number of Class A Subordinate Voting and Class B Shares outstanding relates to the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Overview of Six Month Periods Ended June 30, 2004 and 2003

Sales

(in millions, except average dollar content per vehicle)

Six month periods ended June 30,	2004	2003

Vehicle production volumes
North America	8.3	8.3
Europe	8.8	8.6

Average dollar content per vehicle
North America	$213	$146
Europe	$99	$86

Production sales - Interior Systems
North America	$1,304.2	$836.5
Europe	757.2	658.1
Production sales - Closure Systems	576.4	462.6

	2,637.8	1,957.2

Tooling and engineering sales	164.8	183.4

Total sales	$2,802.6	$2,140.6

Production Sales - Interior Systems:

North America:  North American production sales for the Interior business increased 56% to $1,304.2 million for the first half of 2004 compared to $836.5 million for the first half of 2003. This growth was due to an increase in average dollar content per vehicle and to the strengthening of the Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle was attributable to new products launched during the first half of 2004 including the complete seats, headliner and instrument panel for the Chevrolet Equinox; the second and third row stow in floor seats for the DaimlerChrysler minivans and to new products launched during the second half of 2003 including the complete seats, overhead system and interior trim for the Ford Freestar and Mercury Monterey; the integration of the complete interior, excluding seats, for the Cadillac SRX; the seat mechanisms for the Honda Accord and Pilot; the door panels for the Chevrolet Malibu and the cockpit module and seat tracks for the Chevrolet Colorado and the GMC Canyon.

Europe: European production sales for the Interior business increased 15% to $757.2 million for the first half of 2004 compared to $658.1 million for the first half of 2003. This growth was primarily due to the strengthening of the euro and British Pound relative to the U.S. dollar. New products launched in the first half of 2004, including the door panels for the BMW 1 Series; and the door panels, interior trim, carpet and cargo management system for the Mercedes A-Class and new products launched during the second half of 2003 also contributed to the increased sales.

Production Sales - Closure Systems:

Production sales for the Closure business increased 25% to $576.4 million for the first half of 2004 from $462.6 million for the first half of 2003. The increase in production sales was primarily due to the increase in average dollar content per vehicle from the six month period ended June 30, 2003, and the strengthening of the euro and Canadian dollar relative to the U.S. dollar. The increase in average dollar content per vehicle is primarily a result of the launch of a modular side door latch for a number of Audi programs as well as other new programs launched during 2003.

Tooling and Engineering Sales:

The Company's consolidated tooling and engineering sales for the first half of 2004 decreased 10% to $164.8 million from $183.4 million for the first half of 2003 due to a lower number of new product launches during the first half of 2004 compared to the first half of 2003. Tooling and engineering sales decreased by $3.7 million to $150.3 million in Interior business and decreased by $14.9 million to $14.5 million in the Closure business for the first half of 2004.

Operating Income

Six month periods ended June 30,	2004	2003

Interior Systems
North America	$98.7	$35.5
Europe	(10.7)	2.8
Closure Systems	34.2	31.7
Corporate	0.7	0.6

Operating Income	$122.9	$70.6

Operating Income - Interior Systems:

North America: Operating income for the North American Interior business increased by $63.2 million to $98.7 million for the first half of 2004 from $35.5 million for the first half of 2003. Operating income was positively impacted by $74.4 million primarily as a result of increased sales from new product launches, increased sales on certain high content programs, lower costs associated with fewer launches of new products and new facilities offset by increased raw material prices, a $10.1 million improvement in operating income at a previous underperforming division and $5.0 million of incremental investment tax credits. These increases have been partially offset by $20.4 million of increased SG&A costs and affiliation fees associated with the increase in sales and by $5.9 million of increased depreciation and amortization expense resulting from the Company's continuing investment in capital equipment to support new production programs and facilities.

Europe: Operating income for the European Interior business decreased by $13.5 million to an operating loss of $10.7 million for the first half of 2004 from operating income of $2.8 million for the first half of 2003. The decrease is primarily attributable to a $4.0 million charge relating to the writedown of inventory at two reorganized facilities and a $5.6 million operating income deterioration at one particular division due to lower sales and operating inefficiencies.

Operating Income - Closure Systems:

Operating income for the Closure business increased by $2.5 million to $34.2 million in the first half of 2004 from $31.7 million in the first half of 2003. Operating income was positively impacted by $8.6 million primarily as a result of a $6.0 million operating income improvement at a previous underperforming division, $1.5 million of incremental investment tax credits and $1.1 million as a result of increased sales from new products; the strengthening of the euro and Canadian dollar offset by increased raw material prices and increased costs associated with the launch of new products and new facilities. These increases were partially offset by a $2.5 million charge for severance and termination costs related to the closure of a division and by $3.6 million of increased SG&A costs and affiliation fees associated with the increase in sales.

Operating Loss - Corporate: The operating income for corporate increased by $0.1 million from $0.6 million in the first half of 2003 to $0.7 million in the first half of 2004.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Three Month Periods Ended June 30, 2004 and 2003

Operating Activities

Three month periods ended June 30,	2004	2003

Net income from continuing operations	$38.0	$19.7
Items not involving current cash flows	47.9	36.2

	85.9	55.9
Change in non-cash working capital	10.3	(48.2)

	$96.2	$7.7

During the second quarter of 2004, cash from operations before changes in working capital increased by $30.0 million to $85.9 million from $55.9 million for the second quarter of 2003. The increase was primarily a result of an increase in net income from continuing operations of $18.3 million and an increase in non-cash items of $11.7 million due primarily to higher depreciation and future tax expense. The $10.3 million of cash generated from working capital during the second quarter of 2003 is the result of a $14.9 million decrease in accounts receivable, a $13.7 million decrease in inventories offset by a $14.7 million decrease in accounts payable and accrued liabilities and a $3.6 million increase in other working capital.

Investment Activities

Three month periods ended June 30,	2004	2003

Capital asset additions	$(27.3)	$(33.2)
Investments and other asset additions	(5.4)	(3.9)
Proceeds from disposition of capital assets and other	0.1	-

	$(32.6)	$(37.1)

Cash used for capital assets, investment and other asset spending was $32.7 million for the second quarter of 2004 compared to $37.1 million for the second quarter of 2003. This use of funds in the second quarter of 2004 was partially offset by cash received from normal course capital and other asset dispositions of $0.1 million.

Financing Activities

Three month periods ended June 30,	2004	2003

Increase (decrease) in bank indebtedness	$13.8	$(30.7)
Net repayments of long-term debt and other long-term liabilities	(2.4)	(2.5)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(5.0)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)
Issue of Class A Subordinate Voting Shares	3.1	6.5

	$6.7	$(34.5)

Cash generated from financing activities was $6.7 million for the second quarter of 2004 compared to cash used in financing activities of $34.5 million for the second quarter of 2003. Cash generated from financing activities for the second quarter of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $11.4 million. Cash used in financing activities for the second quarter of 2003 included net repayments of debt of $33.2 million. Dividends paid during the second quarters of 2004 and 2003 were $0.10 per Class A Subordinate Voting and Class B Share totalling $5.0 million. Dividends paid on Convertible Series Preferred Shares for the second quarters of 2004 and 2003 were $2.8 million. During the second quarter of 2004, 146,633 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $2.6 million compared to 470,415 Class A Subordinate Voting Shares issued during the second quarter of 2003 for total proceeds of $6.5 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the second quarter of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Six Month Periods Ended June 30, 2004 and 2003

Operating Activities

Six month periods ended June 30,	2004	2003

Net income from continuing operations	$67.9	$34.1
Items not involving current cash flows	85.4	68.7

	153.3	102.8
Change in non-cash working capital	16.3	(3.5)

	$169.6	$99.3

During the first half of 2004, cash generated from operations before changes in working capital increased by $50.5 million to $153.3 million from $102.8 million for the first half of 2003. The increase was primarily a result of an increase in net income from continuing operations of $33.8 million as well as an increase in non-cash items of $16.7 million due primarily to higher depreciation and future tax expense. The $16.3 million of cash generated from working capital during the first half of 2004 is a result of a $135.2 million increase in accounts payable and accrued liabilities and a $10.5 million decrease in inventories, offset by $127.0 million increase in accounts receivable and a $2.4 million increase in other working capital. The increase in accounts receivable and accounts payable and accrued liabilities is primarily due to increased sales from new programs launched in the latter half of 2003 and in the first half of 2004.

Investment Activities

Six month periods ended June 30,	2004	2003

Capital asset additions	$(52.6)	$(57.1)
Investment and other asset additions	(9.9)	(5.8)
Proceeds from disposition of capital assets and other	0.8	0.1

	$(61.7)	$(62.8)

Cash used for investment activities during the first half of 2004 decreased to $61.7 million compared to $62.8 million during the first half of 2003. Cash used for capital and other asset spending was $62.5 million and $62.9 million for the first half of 2004 and 2003, respectively. This use of funds was partially offset by cash received from normal course fixed and other asset dispositions of $0.8 million and $0.1 million during the first half of 2004 and 2003, respectively.

Financing Activities

Six month periods ended June 30,	2004	2003

Increase (decrease) in bank indebtedness	$5.9	$(26.9)
Net repayments of long-term debt and other long-term liabilities	(4.8)	(3.5)
Dividends on Class A Subordinate Voting and Class B Shares	(9.9)	(7.4)
Dividends on Convertible Series Preferred Shares	(5.5)	(5.6)
Issue of Class A Subordinate Voting Shares	8.5	6.5

	$(5.8)	$(36.9)

Cash used in financing activities was $5.8 million for the first half of 2004 compared to $36.9 million for the first half of 2003. Cash used in financing activities for the first half of 2004 included net issuances of debt (including bank indebtedness, long-term debt and other long-term liabilities) of $1.1 million compared to net repayments of debt of $30.4 million for the first half of 2003. Dividends paid during the first half of 2004 were $0.20 per Class A Subordinate Voting and Class B Share totalling $9.9 million compared to $0.15 per Class A Subordinate Voting and Class B Share during the first half of 2003, totalling $7.4 million. Dividends paid on Convertible Series Preferred Shares for the first half of 2004 were $5.5 million compared to $5.6 million for the first half of 2003. During the first half of 2004, 455,241 Class A Subordinate Voting Shares were issued to the Intier Employee Equity and Profit Participation Program for total proceeds of $7.7 million compared to 470,415 Class A Subordinate Voting Shares issued in the first half of 2003 for total proceeds of $6.5 million. The remainder of the proceeds from the issue of Class A Subordinate Voting Shares for the first half of 2004 relate to the exercise of options granted under the Company's Incentive Stock Option Plan.

Consolidated Capitalization

The Company's net cash (including bank indebtedness, long-term debt including current portion, and the liability portion of the Convertible Series Preferred Shares, less cash and cash equivalents) to total capitalization (including net cash and shareholders' equity), was 3.8% at June 30, 2004 compared to net debt to total capitalization of 7.8% at December 31, 2003.

The above total capitalization figures treat the liability portion ($215.0 million and $214.7 million as at June 30, 2004 and December 31, 2003, respectively) of the Convertible Series Preferred Shares as debt. The Series 1 Convertible Preferred Shares are retractable by Magna on or after December 31, 2003 and the Series 2 Convertible Preferred Shares are retractable by Magna on or after December 31, 2004. These instruments are also convertible into Intier Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share.

Unused and Available Financing Resources

Cash on hand increased to $315.2 million at June 30, 2004 from $216.7 million at December 31, 2003. At June 30, 2004, the Company had credit facilities of $503.6 million, of which $423.4 million are unused and available. $347.9 million of the unused and available facilities represent the unused and available portion of the Company's $385 million three year revolving credit facility that expires September 27, 2004. The Company is in the advanced stages of renewing the three year revolving credit facility on similar terms to the existing facility. The Company anticipates renewal of the facility prior to September 27, 2004.

In addition to the above unused and available financing resources, the Company and certain of its North American subsidiaries sponsored a tooling finance program for tooling suppliers to finance tooling under construction. Under this program, the facility provider ordered tooling from tooling suppliers and will subsequently sell such tooling to the sponsor or its designee. The facility provider made, and continues to make on previously ordered tooling, advances to tooling suppliers based on tool build milestones approved by the sponsor or its designee. On completion of the tooling, the facility provider will sell the tooling to the sponsor or its designee for an amount equal to cumulative advances including carrying costs. In the event of tooling supplier default, the sponsor will purchase in progress tooling for an amount approximating cumulative advances. As at June 30, 2004, $26.5 million had been advanced to tooling suppliers under the Company's portion of this facility. This amount is included in accounts payable on the Company's June 30, 2004 unaudited Consolidated Balance Sheet.

The Company typically receives a contract or production purchase order from an automobile manufacturer to produce a component, assembly, module or system for one or more vehicle model years. As part of these contracts, the Company may be required to absorb costs relating to product design and engineering and tooling costs and recover these costs by increasing the unit price of the related products. If estimated production volumes are not achieved, the Company may not fully recover these costs. It is expected that the Company will continue to incur increasing amounts of design and engineering and tooling costs, primarily related to newly awarded production contracts with production planned to start during the remainder of 2004 through to 2006.

Capital and investment spending for existing businesses and projects is expected to range between $120 million and $140 million for 2004. The majority of capital spending in 2004 relates to the award of new production contracts and includes spending for new machinery and equipment, new production facilities, maintenance improvements and planned efficiency enhancements. Management believes the Company is in a position to meet all of 2004 planned cash requirements from its cash balances on hand and cash provided from operations. A decrease in estimated vehicle production volumes could adversely impact cash provided from operating activities in 2004. Cash provided from operating activities totalled $169.6 million and $99.3 million for the six month periods ended June 2004 and 2003, respectively.

Off Balance Sheet Financing

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10.0 million be made monthly over the lease term expiring January 2008. The lease commenced when all tooling costs were funded on June 18, 2004.

Guarantees

In February of 2003, the CICA approved an Accounting Guideline, AcG-14, "Disclosure of Guarantees" ("AcG-14"). The guidelines require financial statement disclosures to be made by a guarantor about its obligations under guarantees. The Guideline is applicable for interim and annual periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amount of these guarantees is not individually or in aggregate significant.

Contingencies

On June 10, 2004, the Company was served with a statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of claim alleges, among other things:

•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiffs' claims and therefore intends to defend this case vigorously.

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited Consolidated Financial Statements included in the Company's 2003 Annual Report to Shareholders.

The Company has a number of arrangements in Canada, the United States, the United Kingdom and Europe which provide pension and future employee benefits to its retired and current employees. Pension arrangements include statutory pension plans as well as similar arrangements, which provide pension benefits as required by statute. The Company has obligations under its defined benefit pension plans and other statutory plans. Unfunded unrecognized net actuarial gains and losses are amortized and charged to earnings over the average remaining service period of active employees. All pension plans and similar arrangements are funded to the minimum legal funding requirement. In certain plans, there is no legal requirement to fund the obligation until such time as they are actually incurred and as a result these arrangements are unfunded. In the event that any of these plans are terminated or wound up, an immediate payment of all unfunded amounts may be required and these amounts could materially exceed the current unfunded position.
ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and six month periods ended June 30, 2003 was reduced by $0.3 million and $0.5 million respectively. Basic and diluted earnings per share for the three month period ended June 30, 2003 were reduced by $0.01 and nil, respectively. Basic and diluted earnings per share for the six month period ended June 30, 2003 were reduced by $0.01 and $0.01, respectively.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a stand-alone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and six month periods ended June 30, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and six month periods ended June 30, 2004, the Company recognized compensation expense of $0.2 million and $0.3 million respectively. There was no compensation expense recognized during the three and six month periods ended June 30, 2003.

Subsequent Events

Subsequent to June 30, 2004, the Company signed a letter of intent to proceed with the sale of one of its facilities in the European Interior Systems segment. The transaction is expected to close during the third quarter of 2004.

The impact on the Company is expected to be a loss from disposal of approximately $7.0 million to $9.0 million, which will be presented as part of discontinued operations in the third quarter of 2004.
Additional Information
Additional information relating to the Company, including the Company's Annual Information Form is available on SEDAR at www.sedar.com.

INTIER AUTOMOTIVE INC.
CONSOLIDATED BALANCE SHEETS
(U.S. dollars in millions) (Unaudited)

	June 30, 2004	December 31, 2003
		(restated - notes 4,5)

ASSETS

Current assets:
Cash and cash equivalents	$315.2	$216.7
Accounts receivable	921.1	805.5
Inventories	288.3	302.9
Prepaid expenses and other	39.6	37.8
Discontinued operations	-	7.3

	1,564.2	1,370.2
Capital assets, net	559.9	567.3
Goodwill	114.8	116.4
Future tax assets	62.6	70.7
Other assets	28.3	21.8
Discontinued operations	-	1.8

	$2,329.8	$2,148.2

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
Bank indebtedness	$35.1	$29.7
Accounts payable	930.2	827.3
Accrued salaries and wages	75.0	74.2
Other accrued liabilities (note 6)	117.3	101.3
Income taxes payable	2.6	2.4
Long-term debt due within one year	4.4	4.4
Convertible Series Preferred Shares (note 10)	215.0	108.6
Discontinued operations	-	4.8

	1,379.6	1,152.7

Long-term debt	30.8	33.0
Other long-term liabilities	47.4	44.2
Convertible Series Preferred Shares (note 10)	-	106.1
Future tax liabilities	56.7	44.9
Minority interest	1.5	1.1

Shareholders' equity:
Convertible Series Preferred Shares (note 8)	9.2	11.8
Class A Subordinate Voting Shares (note 8)	97.4	86.1
Class B Shares (note 8)	495.8	495.8
Contributed surplus (note 9)	0.9	0.6
Retained earnings	107.2	57.4
Currency translation adjustment	103.3	114.5

	813.8	766.2

	$2,329.8	$2,148.2

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS

(U.S. dollars in millions, except per share figures and numbers of shares) (Unaudited)

	Three month periods ended June 30,		Six month periods ended June 30,

	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Sales	$1,409.5	$1,120.7	$2,802.6	$2,140.6

Cost of goods sold (note 6)	1,229.2	982.2	2,458.8	1,878.3
Depreciation and amortization	27.2	24.4	54.1	47.9
Selling, general and administrative (note 9)	66.1	56.8	129.4	110.8
Affiliation and social fees	19.1	17.4	37.4	33.0

Operating income	67.9	39.9	122.9	70.6
Interest expense, net	0.6	0.5	1.7	1.0
Amortization of discount on Convertible Series Preferred Shares	1.6	3.0	3.1	6.0
Equity (income) loss	(0.3)	0.1	(0.7)	(0.2)

Income before income taxes and minority interest	66.0	36.3	118.8	63.8
Income taxes	27.9	16.3	50.5	29.3
Minority interest	0.1	0.3	0.4	0.4

Net income from continuing operations	$38.0	$19.7	$67.9	$34.1
Net loss from discontinued operations	-	0.3	5.3	1.1

Net income	38.0	19.4	62.6	33.0

Financing charge on Convertible Series Preferred Shares	1.4	0.2	2.9	0.6

Net income attributable to Class A Subordinate Voting and Class B Shares	36.6	19.2	59.7	32.4
Retained earnings, beginning of period	75.6	25.2	57.4	17.2
Adjustment for change in accounting policy for asset retirement obligations	-	-	-	(2.8)
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(5.0)	(9.9)	(7.4)

Retained earnings, end of period	$107.2	$39.4	$107.2	$39.4

Earnings per Class A Subordinate Voting or Class B Share from continuing operations
Basic	$0.74	$0.40	$1.32	$0.69
Diluted	$0.61	$0.36	$1.10	$0.63
Earnings per Class A Subordinate Voting or Class B Share
Basic	$0.74	$0.40	$1.21	$0.67
Diluted	$0.61	$0.35	$1.02	$0.62
Average number of Class A Subordinate Voting and Class B Shares outstanding (in millions)
Basic	49.6	48.4	49.4	48.3
Diluted	64.7	63.3	64.4	63.2

INTIER AUTOMOTIVE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in millions) (Unaudited)

	Three month periods ended June 30,		Six month periods ended June 30,

	2004	2003	2004	2003

		(restated - notes 4,5)		(restated - notes 4,5)
Cash provided from (used for):

OPERATING ACTIVITIES
Net income from continuing operations	$38.0	$19.7	$67.9	$34.1
Items not involving current cash flows	47.9	36.2	85.4	68.7

	85.9	55.9	153.3	102.8
Change in non-cash working capital	10.3	(48.2)	16.3	(3.5)

	96.2	7.7	169.6	99.3

INVESTMENT ACTIVITIES
Capital asset additions	(27.3)	(33.2)	(52.6)	(57.1)
Investments and other asset additions	(5.4)	(3.9)	(9.9)	(5.8)
Proceeds from disposition of capital assets and other	0.1	-	0.8	0.1

	(32.6)	(37.1)	(61.7)	(62.8)

FINANCING ACTIVITIES
Increase (decrease) in bank indebtedness	13.8	(30.7)	5.9	(26.9)
Net repayments of long-term debt and other long-term liabilities	(2.4)	(2.5)	(4.8)	(3.5)
Issue of Class A Subordinate Voting Shares	3.1	6.5	8.5	6.5
Dividends on Class A Subordinate Voting and Class B Shares	(5.0)	(5.0)	(9.9)	(7.4)
Dividends on Convertible Series Preferred Shares	(2.8)	(2.8)	(5.5)	(5.6)

	6.7	(34.5)	(5.8)	(36.9)

Effect of exchange rate changes on cash and cash equivalents	(0.6)	9.0	(3.6)	10.5

Net increase (decrease) in cash and cash equivalents during the period	69.7	(54.9)	98.5	10.1
Cash and cash equivalents, beginning of period	245.5	306.3	216.7	241.3

Cash and cash equivalents, end of period	$315.2	$251.4	$315.2	$251.4

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

(All amounts in U.S. dollars unless otherwise noted and all tabular amounts in millions, except per share figures and number of shares.)
1.	BASIS OF PRESENTATION

The unaudited interim consolidated financial statements have been prepared following the accounting policies as set out in the 2003 annual audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders, except for the accounting changes set out below.

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principals ("GAAP"), except that certain disclosures required for annual financial statements have not been included. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2003 annual audited consolidated financial statements as included in the Company's 2003 Annual Report to Shareholders.

In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position of the Company at June 30, 2004, and the results of operations and cash flows for the three and six month periods ended June 30, 2004 and 2003.

2.	CYCLICALITY

Substantially all revenue is derived from sales to North American and European facilities of the major automobile manufacturers. The Company's operations are exposed to the cyclicality inherent in the automobile industry and to changes in the economic and competitive environments in which the Company operates. The Company is dependent on continued relationships with the major automobile manufacturers.

3.	USE OF ESTIMATES

The preparation of the unaudited interim consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the unaudited interim consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its unaudited interim consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4.	ACCOUNTING CHANGES

Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for the recognition, measurement and disclosure of asset retirement obligations and the related asset retirement costs. The Company has adopted this section retroactively and as such, the financial statements of the prior period have been adjusted accordingly.

The retroactive changes to the Consolidated Balance Sheet at December 31, 2003 are as follows:

Capital assets	$6.1

$6.1

Other long-term liabilities	$11.6
Future tax liabilities	(1.0)
Retained earnings	(3.7)
Currency translation	(0.8)

$6.1

Net income for the three and six month periods ended June 30, 2003 was reduced by $0.3 million and $0.5 million, respectively. Basic and diluted earnings per share for the three month period were reduced by $0.01 and nil, respectively. Basic and diluted earnings per share for the six month period were reduced by $0.01 and $0.01, respectively.

Revenue Arrangements with Multiple Deliverables

The Company adopted CICA Emerging Issues Committee Abstract No. 142, "Revenue Arrangements with Multiple Deliverables" ("EIC-142") prospectively for new revenue arrangements with multiple deliverables entered into by the Company on or after January 1, 2004. The Company enters into such multiple element arrangements where it has separately priced tooling contracts that are entered into at the same time as contracts for subsequent parts production or vehicle assembly. EIC-142 addresses how a vendor determines whether an arrangement involving multiple deliverables contains more than one unit of accounting and also addresses how consideration should be measured and allocated to the separate units of accounting in the arrangement. Separately priced tooling can be accounted for as a separate revenue element only in circumstances where the tooling has value to the customer on a standalone basis and there is objective and reliable evidence of the fair value of the subsequent parts production or vehicle assembly. The adoption of EIC-142 did not have a material effect on the Company's revenue or earnings for the three and six month periods ended June 30, 2004.

Stock-Based Compensation

In accordance with the CICA amended Handbook Section 3870 "Stock-Based Compensation and other Stock-Based Payments" ("CICA 3870"), effective January 1, 2003, the Company prospectively adopted without restatement of any comparable period the fair value method for recognizing compensation expense for fixed price stock options. As a result, during the three and six month periods ended June 30, 2004, the Company recognized compensation expense of $0.2 million and $0.3 million, respectively. There was no compensation expense recognized during the three and six month periods ended June 30, 2003.

5.	DISCONTINUED OPERATIONS

On January 31, 2004, the Company sold a manufacturing facility reported in the Europe Interior Systems segment with an effective date of sale of January 1, 2004. The impact of the sale was a net loss from discontinued operations of $5.3 million, which included a $1.8 million write-off of future tax assets. The loss from discontinued operations was recognized in the three month period ended March 31, 2004.

As required by the Canadian Institute of Chartered Accountants Handbook section 3475 "Disposal of Long-Lived Assets and Discontinued Operations" ("CICA 3475"), the financial results of the manufacturing facility's operations have been separately disclosed as discontinued operations.

The Company's assets, liabilities and equity, revenues and expenses and cash flows related to discontinued operations are as follows:

Balance Sheet:
As at December 31		2003

ASSETS

Current Assets
Accounts receivable		$5.2
Inventory		2.0
Prepaid expenses and other		0.1

		7.3
Future tax assets		1.8

		$9.1

LIABILITIES AND NET INVESTMENT

Current Liabilities
Accounts payable		$3.5
Accrued salaries and wages		0.8
Other accrued liabilities		0.5

		4.8
Net investment		4.3

		$9.1

Statement of Income:
	Three month period ended June 30, 2003	Six month period ended June 30, 2003

Sales	$11.5	$23.2

Costs of goods sold	11.0	22.8
Selling, general and administrative	0.4	0.8
Affiliation and social fees	0.2	0.4

Operating loss	(0.1)	(0.8)
Income taxes	0.2	0.3

Net loss	$(0.3)	$(1.1)

Statement of Cash Flow:
	Three month period ended June 30, 2003	Six month period ended June 30, 2003

Cash provided from (used for):

OPERATING ACTIVITIES
Net loss	$(0.3)	$(1.1)
Items not involving current cash flows	0.2	0.3

	(0.1)	(0.8)
Change in non-cash working capital	(1.8)	0.1

	(1.9)	(0.7)
FINANCING ACTIVITIES
Issues of debt	1.9	0.7
Net change in cash and cash equivalents during the period	-	-
Cash and cash equivalents, beginning of period	-	-

Cash and cash equivalents, end of period	$-	$-

6.	RESTRUCTURING PROVISIONS

During the first quarter of 2004, the Company recorded a restructuring charge of $2.5 million for severance and termination costs related to the closure of a manufacturing facility formerly reported in the Closure Systems segment. As at June 30, 2004, $2.0 million of this provision for severance and termination costs is included in other accrued liabilities.

7.	COMMITMENTS AND CONTINGENCIES
a)

On June 10, 2004, the Company was served with a Statement of claim issued in the Ontario Superior Court of Justice by C-MAC Invotronics Inc., a subsidiary of Solectron Corporation. The plaintiff is a supplier of electro-mechanical and electronic automotive parts and components to the Company. The Statement of claim alleges, among other things:

	•	improper use by the Company of the plaintiff's confidential information and technology in order to design and manufacture certain automotive parts and components; and
•

breach of contract related to a failure by the Company to fulfill certain preferred sourcing obligations arising under a strategic alliance agreement signed by the parties at the time of the Company's disposition of the Invotronic's business division to the plaintiff in September, 2000.

The plaintiffs are seeking, among other things, compensatory damages in the amount of Cdn. $150 million and punitive damages in the amount of Cdn. $10 million. Despite the early stages of the litigation, the Company believes it has valid defenses to the plaintiffs' claims and therefore intends to defend this case vigorously.

b)

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with customers, suppliers and former employees and for environmental remediation costs. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position and results of operations of the Company. Please refer to Note 22 "Contingencies" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

c)

In February 2003, the CICA issued Accounting Guideline No. 14, "Disclosure of Guarantees" ("AcG-14"). Consistent with AcG-14, the Company has provided disclosure about guarantees as required for interim periods beginning on or after January 1, 2003.

The Company has guarantees to third parties that include future rent, utility costs, workers compensation claims under development, commitments linked to maintaining specific employment, customs duties and obligations linked to performance of specific vehicle programs. The amounts of these guarantees are not individually or in aggregate significant.

d)

During the second quarter of 2004, the Company entered into an operating lease agreement for vehicle parts tooling. The lease facility requires lease payments for tooling costs, which approximated $10.0 million, be made monthly over the lease term expiring in January 2008. The lease commenced when all tooling costs were funded on June 18, 2004.

8.	CAPITAL STOCK
Class and Series of Outstanding Securities

The Company's share structure has remained consistent with that in place as at December 31, 2003.
For details concerning the nature of the Company's securities, please refer to Note 13 "Convertible Series Preferred Shares" and note 14 "Capital Stock" in the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders.

The following table summarizes the outstanding share capital of the Company:

	Authorized	Issued

Convertible Series Preferred Shares (i) (Convertible into Class A Subordinate Voting Shares)	2,250,000	2,183,000
Preferred Shares, issuable in series	Unlimited	-
Class A Subordinate Voting Shares (i), (ii), (iii)	Unlimited	7,127,491
Class B Shares (Convertible into Class A Subordinate Voting Shares)	Unlimited	42,751,938

(i)

On June 22, 2004, Magna International Inc. ("Magna") exercised its right to convert 27,500 Series 1 Convertible Preferred Shares into Class A Subordinate Voting Shares of the Company. The Company's Convertible Series Preferred Shares are convertible by Magna at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share and accordingly, Magna received 182,239 Class A Subordinate Voting Shares of the Company.

(ii)

The stated value of Class A Subordinate Voting Shares increased by $2.6 million and $7.7 million during the three and six month periods ended June 30, 2004, representing 146,633 and 455,241 shares issued to the Company's Employee Equity and Profit Participation Program.

(iii)

The stated value of Class A Subordinate Voting Shares also increased by $0.5 million and $0.8 million during the three and six month periods ended June 30, 2004, representing 38,050 shares and 58,750 shares issued on the exercise of stock options granted under the Company's Incentive Stock Option Plan.

Maximum Number of Shares

The following table presents the maximum number of Class A Subordinate Voting and Class B Shares that would be outstanding if all of the outstanding options and Convertible Series Preferred Shares issued and outstanding as at June 30, 2004 were exercised or converted:

Number of Shares

Class A Subordinate Voting Shares outstanding as at June 30, 2004	7,127,491
Class B Shares outstanding as at June 30, 2004	42,751,938
Options to purchase Class A Subordinate Voting Shares	3,500,550
Convertible Series Preferred Shares, convertible at $15.09 per share	14,466,534

67,846,513

The number of shares reserved to be issued for stock options is 5,929,050 Class A Subordinate Voting Shares of which 2,428,500 are reserved but unoptioned at June 30, 2004.

Incentive Stock Options

Information concerning the Company's Incentive Stock Option Plan is included in note 14 "Capital Stock" of the 2003 audited consolidated financial statements included in the Company's 2003 Annual Report to Shareholders. The following is a continuity schedule of options outstanding:

Canadian dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	2,002,300	Cdn.$	22.02	1,031,500
Exercised	(1,600)	Cdn.$	21.00	(1,600)

Outstanding at March 31, 2004	2,000,700	Cdn.$	22.02	1,029,900

Exercised	(9,700)	Cdn.$	21.00	(9,700)

Outstanding at June 30, 2004	1,991,000	Cdn.$	22.02	1,020,200

U.S. dollar options
	Number	Weighted average exercise price		Options exercisable

Outstanding at December 31, 2003	1,557,000	U.S.$	14.68	856,600
Exercised	(19,100)	U.S.$	13.72	(19,100)

Outstanding at March 31, 2004	1,537,900	U.S.$	14.69	837,500

Exercised	(28,350)	U.S.$	13.72	(28,350)

Outstanding at June 30, 2004	1,509,550	U.S.$	14.71	809,150

9.	STOCK-BASED COMPENSATION

Prior to 2003, the Company did not recognize compensation expense for its outstanding fixed price stock options. Effective January 1, 2003, the Company adopted the fair value recognition provisions of CICA 3870 for all stock options granted after January 1, 2003. The fair value of stock options is estimated at the date of grant using the Black-Scholes options pricing model.

For the three month and six month periods ended June 30, 2004, the compensation expense recognized in selling, general and administrative expense and credited to contributed surplus related to the Company's outstanding fixed price stock options amounted to approximately $0.2 million and $0.3 million, respectively (for the three and six month periods ended June 30, 2003 - nil and nil, respectively).

For the three month and six month periods ended June 30, 2004 and 2003, no options were granted under the Company's Incentive Stock Option Plan.

If the fair value recognition provisions would have been adopted effective January 1, 2002 for all stock options granted after January 1, 2002, the Company's pro forma net income attributable to Class A Subordinate Voting and Class B Shares and pro forma basic and diluted earnings per Class A Subordinate Voting or Class B Share for the three and six months ended June 30, 2004 and 2003 would have been as follows:

	Three month periods ended June 30,		Six month periods ended June 30,
	2004	2003	2004	2003

Pro forma net income attributable to Class A Subordinate Voting and Class B Shares from continuing operations	$36.4	$19.3	$64.6	$33.1
Pro forma earnings per Class A Subordinate Voting or Class B share from continuing operations
Basic	$0.73	$0.40	$1.31	$0.69
Diluted	$0.61	$0.36	$1.10	$0.63

10.	CONVERTIBLE SERIES PREFERRED SHARES

The liability amount for Series 1 and Series 2 Convertible Preferred Shares are presented as current liabilities. The Series 1 Convertible Preferred Shares are retractable by Magna at their carrying value of $105.8 million, together with all declared and unpaid dividends, after December 31, 2003. The Series 2 Convertible Preferred Shares are retractable by Magna at their carrying value of $109.2 million, together with all declared and unpaid dividends, after December 31, 2004. The Series 1 and Series 2 Convertible Preferred Shares are also convertible by Magna into the Company's Class A Subordinate Voting Shares at a fixed conversion price of U.S.$15.09 per Class A Subordinate Voting Share. The Series 1 and Series 2 Convertible Preferred Shares are redeemable by the Company commencing December 31, 2005.

11.	EMPLOYEE BENEFIT EXPENSE
	The Company recorded pension and other employee future benefit expenses as follows:
		Three month periods ended June 30,		Six month periods ended June 30,
		2004	2003	2004	2003

	Defined benefit pension plans	$2.5	$2.9	$5.4	$4.2
	Post retirement medical benefit plans	0.6	0.4	1.2	0.9
	Other	0.4	0.3	0.9	0.6

	Total	$3.5	$3.6	$7.5	$5.7

12.	SEGMENTED INFORMATION
The Company's segmented results of operations are as follows:

	Three month period ended June 30, 2004			Three month period ended June 30, 2003

	Total Sales	Operating income (loss)	Capital assets, net	Total Sales	Operating income (loss)	Capital assets, net

Interior Systems
North America	$726.2	$53.5	$256.7	$473.4	$22.9	$243.2
Europe	398.1	(3.6)	187.3	393.6	(0.5)	174.8

Closure Systems	286.9	17.0	115.3	255.0	17.1	105.9

Corporate, other and intersegment eliminations	(1.7)	1.0	0.6	(1.3)	0.4	0.8

Total reportable segments	$1,409.5	$67.9	$559.9	$1,120.7	$39.9	$524.7
Current assets			1,564.2			1,302.3
Goodwill, future tax and other assets			205.7			196.3
Assets of discontinued operations			-			9.5

Consolidated total assets			$2,329.8			$2,032.8

	Six month period ended June 30, 2004			Six month period ended June 30, 2003

	Total Sales	Operating income (loss)	Capital assets, net	Total Sales	Operating income	Capital assets, net

Interior Systems
North America	$1,399.9	$98.7	$256.7	$901.1	$35.5	$243.2
Europe	815.0	(10.7)	187.3	749.7	2.8	174.8

Closure Systems	590.9	34.2	115.3	491.9	31.7	105.9

Corporate, other and intersegment eliminations	(3.2)	0.7	0.6	(2.1)	0.6	0.8

Total reportable segments	$2,802.6	$122.9	$559.9	$2,140.6	$70.6	$524.7
Current assets			1,564.2			1,302.3
Goodwill, future tax and other assets			205.7			196.3
Assets of discontinued operations			-			9.5

Consolidated total assets			$2,329.8			$2,032.8

13.	SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company signed a letter of intent to proceed with the sale of one of its facilities in the European Interior Systems segment. The transaction is expected to close during the third quarter of 2004.

The impact on the Company is expected to be a loss from disposal of approximately $7.0 million to $9.0 million, which will be presented as part of discontinued operations in the third quarter of 2004.
14.	COMPARABLE FIGURES
Certain of the comparative figures have been reclassified to conform to the current period method of presentation.
OFFICERS
Donald J. Walker President, Chief Executive Officer & Chairman	Richard Gywnn Vice-President, Human Resources

Michael E. McCarthy Executive Vice-President and Chief Financial Officer	Michael Sinnaeve Vice-President, Quality and Operational Improvement

Scott Paradise Executive Vice-President, Sales and Marketing	Michael Baccellieri Controller

Klaus Iffland President, Intier Europe	Paul Brock Treasurer

Karl Steiner Executive Vice-President, Sales, Europe	Bruce R. Cluney Secretary

STOCK LISTINGS	TRANSFER AGENT AND REGISTRARS

Class A Subordinate Voting Shares The Toronto Stock Exchange - IAI.A NASDAQ National Market - IAIA	Canada - Class A Subordinate Voting Shares Computershare Trust Company of Canada, Toronto, Ontario, Canada
AUDITORS Ernst & Young LLP Toronto, Ontario, Canada	United States - Class A Subordinate Voting Shares Computershare Trust Company Inc., Golden, Colorado, U.S.A.

INVESTOR INFORMATION

Registered shareholders of the Company and non-registered shareholders on our supplementary mailing list automatically receive Intier Automotive's Annual and Quarterly Reports. If you wish to be placed on our supplementary mailing list, please contact:

Mary Ann Kozlowicz

For additional information regarding the Company please contact: Michael E. McCarthy Executive Vice-President and Chief Financial Officer
Telephone: Facsimile: Email:	905-898-5200 (Ext. 7156) 905-898-6053 maryann_kozlowicz@intier.com	Telephone: Facsimile: Email:	905-898-5200 905-898-6053 irinfo@intier.com

OFFICE LOCATIONS FOR INTIER AND ITS MAJOR SUBSIDIARIES AND GROUPS

Intier Automotive Inc.	Intier Automotive Europe	Intier Automotive Japan
Head Office 521 Newpark Blvd. Newmarket, Ontario Canada L3Y 4X7 Tel: 905-898-5200 Intier Automotive U.S.A. 39600 Lewis Drive Novi, Michigan, U.S.A. 48377 Tel: 248-567-4000	Kurfürst-Eppstein-Ring 11 D-63877 Sailauf, Germany Tel: 49-6093-9937-0 Email: europe@intier.com

Crest Yasuda Bldg. 3rd Floor
21, 3chome, Kanda-Nishiki-cho
Tokyo Chiyoda 101-0054
Japan
Interiors Tel: 813-3518-8004
Closures Tel: 813-3518-8008
Email: info@intier.com

Intier Automotive Inc.
521 Newpark Blvd.
Newmarket, Ontario, Canada
L3Y 4X7
www.intier.com